SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)*

                                   CCPR, Inc.
              (formerly Cellular Communications of Puerto Rico, Inc.)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                   15116N108
                                 (CUSIP Number)


                               Richard Reiss, Jr.
                            Georgica Advisors LLC
                         1114 Avenue of the Americas
                             New York, NY 10036
                                212-277-5600
     (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                             September 25, 1998

          (Date of Event which Requires Filing of this Statement)
   Check the appropriate box to designate the rule pursuant to which this
                              Schedule is filed:

      ( )  Rule 13d-1(b)
      (X)  Rule 13d-1(c)
      ( )  Rule 13d-1(d)
 _________________________
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No. 15116N108                 13G
 ________________________________________________________________________
 (1)   NAME OF REPORTING PERSON    Georgica Advisors LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
        I.R.S. # 13-3915210
  _______________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                              (a)  ( )
                                              (b)  ( )
 ________________________________________________________________________
 (3)  SEC USE ONLY
 ________________________________________________________________________
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
 ________________________________________________________________________
 ________________________________________________________________________
                                         (5)  SOLE VOTING POWER
     NUMBER OF
       SHARES                     _______________________________________
   BENEFICIALLY                          (6)  SHARED VOTING POWER
     OWNED BY                                 839,300
       EACH                       _______________________________________
     REPORTING                           (7)  SOLE DISPOSITIVE POWER
      PERSON
       WITH                       _______________________________________
                                         (8)  SHARED DISPOSITIVE POWER
                                              839,300
 ________________________________________________________________________
 (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON        839,300
 ________________________________________________________________________

 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                      (  )
 ________________________________________________________________________
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.36%

 ________________________________________________________________________

 (12)  TYPE OF REPORTING PERSON*
           OO
 ________________________________________________________________________



 CUSIP No. 15116N108                 13G


 (1)   NAME OF REPORTING PERSON    Richard Reiss, Jr.

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

 ________________________________________________________________________
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                       (a)  ( )
                                       (b)  ( )
 ________________________________________________________________________
 (3)  SEC USE ONLY
 ________________________________________________________________________
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S. citizen
 ________________________________________________________________________
 ________________________________________________________________________
                                          (5)  SOLE VOTING POWER
     NUMBER OF                       ____________________________________
       SHARES
    BENEFICIALLY                          (6)  SHARED VOTING POWER
       OWNED BY                                844,000
         EACH                        ____________________________________
      REPORTING                           (7)  SOLE DISPOSITIVE POWER
       PERSON                        ____________________________________
        WITH                              (8)  SHARED DISPOSITIVE POWER
                                               844,000
 ________________________________________________________________________
 (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON        844,000

 ________________________________________________________________________
 (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                      (  )

 ________________________________________________________________________
 (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.39%

 ________________________________________________________________________
 (12)  TYPE OF REPORTING PERSON*
         IN




 ITEM 1(A).     NAME OF ISSUER:

                CCPR, Inc. (the "Issuer").

 ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                110 East 59th Street, New York, New York, 10022.

 ITEM 2.        NAME OF PERSON FILING:

                1. Georgica Advisors LLC, a Delaware limited liability company ("Georgica").
                2.  Richard Reiss, Jr.

 ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                1114 Avenue of the Americas, New York, NY 10036 (in each case).

 ITEM 2(C).     CITIZENSHIP:

                Georgica Advisors LLC: Delaware      Richard Reiss, Jr.: U.S.
                                                     citizen

 ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
                Common Stock

 ITEM 2(E).     CUSIP NUMBER:
                15116N108

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (a)  ( )  Broker or dealer registered under Section 15 of the Exchange
                Act;
      (b)  ( )  Bank as defined in Section 3 (a) (6) of the Exchange Act;
      (c) ( ) Insurance company as defined in Section 3(a)(19) of the Exchange Act;
      (d) ( ) Investment company registered under Section 8 of the Investment Company Act;
      (e)  ( )  An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E);
      (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
      (i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
      (j)  ( )  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
      (X)

 ITEM 4.        OWNERSHIP.

                See Sections 5-9 and 11 of each cover page.

 ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not applicable.

 ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Georgica acts as manager of investment accounts for several individual investors. Such investors have the power to direct the receipt of dividends from and the proceeds from the sale of the Issuer's common stock held by Georgica for their accounts.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

 ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not applicable.

 ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

 ITEM 10(B).    CERTIFICATIONS.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.



                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: October 21, 1998                 GEORGICA ADVISORS LLC



                                         By: /s/ Richard Reiss, Jr.
                                            ------------------------
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member



                                         /s/ Richard Reiss, Jr.
                                         ---------------------------
                                         Name: Richard Reiss, Jr.



                                                               EXHIBIT A


      Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Georgica Advisors LLC, a Delaware limited liability company, and Richard Reiss, Jr., hereby agree that the Schedule 13G filed by each of them together with respect to the common stock of CCPR, Inc. (formerly Cellular Communications of Puerto Rico, Inc.) on October 21, 1998 pursuant to Rule 13d-1(c) of the Exchange Act is filed on behalf of each of them.



 Dated: October 21, 1998                 GEORGICA ADVISORS LLC



                                         By: /s/ Richard Reiss, Jr.
                                            -----------------------
                                         Name:  Richard Reiss, Jr.
                                         Title: Managing Member



                                         /s/ Richard Reiss, Jr.
                                         --------------------------
                                         Name: Richard Reiss, Jr.